FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2: Date of Material Change

October 24, 2016.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on October 24, 2016 through GlobeNewswire.

Item 4: Summary of Material Change

On October 24, 2016, Burcon announced that it will be offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on November 3, 2016 (the "Record Date"). Pursuant to the Rights Offering, each holder of Common Shares will receive one transferable right (a "Right") for each Common Share held. Every 18 Rights will entitle a holder to purchase one Common Share at a price of $2.58 (the "Subscription Price"). A maximum of 1,990,708 Common Shares will be issued pursuant to the Rights Offering, representing approximately 5.6% of the currently issued and outstanding Common Shares.

In connection with the Rights Offering, on October 24, 2016, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") with ITC Corporation Limited ("ITC") and Mr. Allan Yap ("Mr. Yap"). Pursuant to the Standby Commitment Agreement, ITC and Mr. Yap have agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, and that will result in a maximum of 1,990,708 Common Shares being issued under the Rights Offering (the "Standby Commitment").

Item 5.1: Full Description of Material Change

On October 24, 2016, Burcon announced that it will be offering Rights to holders of its Common Shares as of the Record Date. Pursuant to the Rights Offering, each holder of Common Shares will receive a Right for each Common Share held. Every 18 Rights will entitle a holder to purchase one Common Share at the Subscription Price. The Subscription Price is equal to approximately an 18.5% discount to the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 5 day period ending on October 20, 2016. The Rights Offering will include an additional subscription privilege under which holders of Rights who fully exercise their Rights will be entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering. A maximum of 1,990,708 Common Shares will be issued pursuant to the Rights Offering, representing approximately 5.6% of the currently issued and outstanding Common Shares. The Rights Offering will be conducted in Canada only and in those jurisdictions where Burcon may lawfully offer the Rights (the "Eligible Jurisdictions"). No fractional Common Shares will be issued.

A Rights Offering notice (the "Notice"), together with a Rights certificate, will be mailed to registered holders of Common Shares in the Eligible Jurisdictions as of the Record Date. Full details of the Rights Offering, including information regarding the distributions of the Rights and the procedures to be followed, are included in the Rights Offering circular, which was filed on October 24, 2016, together with the Notice, under Burcon's profile on SEDAR at www.sedar.com. To subscribe for Common Shares, a completed Rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, must be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on November 30, 2016. Shareholders who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

The Rights and the Common Shares issuable upon exercise of the Rights will be listed on the TSX. The Rights will be listed for trading on the TSX beginning on November 1, 2016 under the symbol "BU.RT". Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on November 30, 2016.

The estimated net proceeds of the Rights Offering, assuming full exercise of the Rights and after deducting expenses, will be approximately $5 million. The estimated net proceeds of the Rights Offering will be used to fund Burcon's ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. Burcon's research and development will be focused on its Peazazz® pea protein extraction and purification technology. Burcon will continue its discussions with a select group of potential strategic partners to commercialize Peazazz®. Research and development work, ranging from applications work to shelf-life testing, is and will continue to be undertaken to provide samples to these parties for potential market applications for Peazazz®.

In connection with the Rights Offering, Burcon has entered into the Standby Commitment Agreement with ITC and Mr. Yap, Burcon's Chairman and Chief Executive Officer. Pursuant to the Standby Commitment Agreement, ITC and Mr. Yap, have agreed, subject to certain conditions, to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, that will result in 1,990,708 Common Shares being issued under the Rights Offering. The Standby Commitment of each of ITC and Mr. Yap is subject to a maximum of 1,015,261 and 975,447 Common Shares, respectively. A copy of the Standby Commitment Agreement was filed on October 24, 2016 under Burcon's profile on SEDAR at www.sedar.com.

As compensation for providing the Standby Commitment, each of ITC and Mr. Yap is entitled to receive non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 253,815 Common Shares and Mr. Yap to acquire up to 243,862 Common Shares at an exercise price of $2.58 per share. The Standby Warrants will expire two years after issuance. In accordance with the policies of the TSX, the exercise of the Standby Warrants by each of ITC and Mr. Yap is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2017.

This material change report is not being filed less than 21 days before the expected date of closing of the Rights Offering and expiry of the Rights, which will occur at 5:00pm EST, November 30, 2016.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9: Date of Report

October 27, 2016.